Exhibit No. 12 (a)
PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Twelve Months Ended September 30

(dollars in millions)	2008	2007

Earnings, as defined:
Income from continuing operations before minority interest	$758	$713
Fixed charges, as below	674	619
Preferred dividend requirements	(4)	(4)
Minority interest	(5)	(8)
Income taxes, as below	385	300

Total earnings, as defined	$1,808	$1,620

Fixed Charges, as defined:
Interest on long-term debt	$601	$561
Other interest	55	43
Imputed interest factor in rentals – charged principally to operating expenses	13	10
Preferred dividend requirements of subsidiaries	5	5

Total fixed charges, as defined	$674	$619

Income Taxes:
Income tax expense	$390	$305
Included in AFUDC – deferred taxes in book depreciation	(5)	(5)

Total income taxes	$385	$300

Ratio of Earnings to Fixed Charges	2.68	2.62

Exhibit No. 12 (a)
PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31

(dollars in millions)	2007	2006	2005	2004	2003

Earnings, as defined:
Income from continuing operations before minority interest	$702	$523	$692	$654	$771
Fixed charges, as below	625	651	606	591	590
Preferred dividend requirements	(7)	(7)	(7)	(7)	(7)
Minority interest	(9)	(9)	29	19	—
Income taxes, as below	329	199	(42)	62	(138)

Total earnings, as defined	$1,640	$1,357	$1,278	$1,319	$1,216

Fixed Charges, as defined:
Interest on long-term debt	$553	$619	$566	$529	$543
Other interest	52	13	21	43	27
Imputed interest factor in rentals — charged principally to operating expenses	13	12	12	12	13
Preferred dividend requirements of subsidiaries	7	7	7	7	7

Total fixed charges, as defined	$625	$651	$606	$591	$590

Income Taxes:
Income tax expense (benefit)	$334	$204	$(37)	$67	$(130)
Included in AFUDC — deferred taxes in book depreciation	(5)	(5)	(5)	(5)	(8)

Total income taxes	$329	$199	$(42)	$62	$(138)

Ratio of Earnings to Fixed Charges	2.62	2.08	2.11	2.23	2.06